

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 7, 2022

Joe McCann, Ph.D.
Chief Executive Officer
POINT Biopharma Global Inc.
4850 West 78th Street
Indianapolis, IN 46268

> **Re: POINT Biopharma Global Inc.**
> **Registration Statement on Form S-3**
> **Filed July 1, 2022**
> **File No. 333-265981**

Dear Dr. McCann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jon Stanley